Allianz Life Insurance Company of North America

Erik Nelson
Associate General Counsel, Senior Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-7453
Erik.Nelson@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING
April 26, 2023

Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review
Office 100 F Street NE
Washington, DC 20549-8626
Re:
Allianz Life Insurance Company of North America
Allianz Index Advantage+ IncomeSM: S-1/A, Apr. 18, 2023 (333-268820)
Allianz Index Advantage+ NFSM: S-1/A, Apr. 18, 2023 (333-268951)
Allianz Index Advantage+SM: S-1/A, Apr. 18, 2023 (333-268864)
Allianz Index Advantage Income ADV®: POS AM, Apr.  18, 2023 (333-264349)
Allianz Index Advantage Income®: POS AM, Apr. 18, 2023 (333-264345)
Allianz Index Advantage NF®: POS AM, Apr. 18, 2023 (333-264344)
Allianz Index Advantage ADV®: POS AM, Apr. 17, 2023 (333-264343)
Allianz Index Advantage®: POS AM, Apr. 17, 2023 (333-264342)

Allianz Life Insurance Company of New York
Allianz Index Advantage® New York Issued On or After Jan. 1, 2023: S-1/A, Apr. 18, 2023 (333-271303)
Allianz Index Advantage® New York Issued On or Before Dec. 31, 2022: POS AM, Apr. 18, 2023 (333-264350)
Mr. Cowan:
We received an additional comment from you on behalf of the Securities Exchange Commission (“SEC”) staff on April 24, 2023 with respect to the above-referenced filings by Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York (together, the “Company”). Provided below is the staff’s comment and the Company’s response thereto.
Comment: In the section of the prospectuses titled “Executive Compensation,” please add pay ratio disclosure pursuant to Item 402(u) of Regulation S-K. Please also supplementary explain the Company’s intended filing process for adding pay ratio disclosure to the prospectuses. The staff notes the Company’s explanation for not including pay ratio disclosure, i.e., that Instruction 7 of Item 402(u) should be interpreted to exempt registrants relying on Rule 12h-7 (such as the Company) from the pay ratio disclosure requirement. The staff disagrees with that interpretation and requests that pay ratio disclosure be added accordingly.
Response: Without necessarily agreeing with the Staff’s interpretation of Instruction 7 to Item 402(u), the Company agrees to add pay ratio disclosure to the prospectuses as requested. The Company will add the disclosure via prospectus supplements filed with the SEC pursuant to Rule 424 under the

Securities Act of 1933 (as well as identical supplements filed with the SEC pursuant to Rule 497). The Company intends to file the supplements on the scheduled effective date of May 1, 2023 or as soon as practicable thereafter.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7453, or at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
By:     /s/ Erik T. Nelson
    Erik T. Nelson
     Associate General Counsel, Senior Counsel